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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Intraop Medical Corporation

(Name of Issuer)
COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)
46118N101

(CUSIP Number)
RAWLEIGH RALLS
LACUNA, LLC
1100 SPRUCE STREET, SUITE 202
BOULDER, COLORADO 80302
TELEPHONE: (303) 447-1708

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 24, 2007

(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Lacuna Venture Fund LLLP IRS ID No.: 20-5598801

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑ (1)

3.	SEC USE ONLY

4.	Source of Funds (See Instructions)

WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

Delaware, United States of America

	7	Sole Voting Power

Number of		0

Shares	8	Shared Voting Power
Beneficially
Owned by		71,275,317 shares of Common Stock (2)

Each	9	Sole Dispositive Power
Reproting
Person		0

With:	10	Shared Dispositive Power

71,275,317 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

71,275,317 shares of Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

22.1%(3)

14.	Type of Reporting Person (See Instructions)

PN
(1) This Amendment No. 1 to Schedule 13D is filed by Lacuna Venture Fund, LLLP (“Lacuna Venture”), Lacuna Hedge Fund LLLP (“Lacuna Hedge”), Lacuna Ventures GP LLLP (“Lacuna Ventures GP), Lacuna Hedge GP LLLP (“Lacuna Hedge GP”), and Lacuna, LLC (“Lacuna LLC” and, together with Lacuna Venture, Lacuna Hedge, Lacuna Ventures GP and Lacuna Hedge GP, the “Lacuna Entities”). The Lacuna Entities expressly disclaim status as a “group” for purposes of this Amendment No. 1 to Schedule 13D.
(2) Includes 49,577,765 shares of the Issuer’s Common Stock issued upon the exercise of a warrant held by Lacuna Venture and the purchase of 6,050,806 additional shares of the Issuer’s Common Stock on October 24, 2007, pursuant to the terms and conditions of the Purchase Agreement (as defined in Item 3 below). Lacuna LLC serves as the sole general partner of Lacuna Ventures GP, which serves as the sole general partner of Lacuna Venture. Neither Lacuna LLC nor Lacuna Ventures GP directly owns any securities of the Issuer. Lacuna Ventures GP and Lacuna LLC may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Lacuna Venture but disclaim beneficial ownership except to their pecuniary interest therein.
(3) This percentage is calculated based upon 322,985,524 shares of the Issuer’s Common Stock outstanding as of October 24, 2007, as represented by the Issuer.

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Lacuna Hedge Fund LLLP IRS ID No.: 20-3982381

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑ (1)

3.	SEC USE ONLY

4.	Source of Funds (See Instructions)

WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

Delaware, United States of America

	7	Sole Voting Power

Number of		0

Shares	8	Shared Voting Power
Beneficially
Owned by		56,356,875 shares of Common Stock (2)

Each	9	Sole Dispositive Power
Reproting
Person		0

With:	10	Shared Dispositive Power

56,356,875 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

56,356,875 shares of Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

17.5%(3)

14.	Type of Reporting Person (See Instructions)

PN
(1) This Amendment No. 1 to Schedule 13D is filed by Lacuna Venture Fund, LLLP (“Lacuna Venture”), Lacuna Hedge Fund LLLP (“Lacuna Hedge”), Lacuna Ventures GP LLLP (“Lacuna Ventures GP), Lacuna Hedge GP LLLP (“Lacuna Hedge GP”), and Lacuna, LLC (“Lacuna LLC” and, together with Lacuna Venture, Lacuna Hedge, Lacuna Ventures GP and Lacuna Hedge GP, the “Lacuna Entities”). The Lacuna Entities expressly disclaim status as a “group” for purposes of this Amendment No. 1 to Schedule 13D.
(2) Includes 39,166,435 shares of the Issuer’s common Stock issued upon the exercise of a warrant held by Lacuna Hedge and the purchase by Lacuna Hedge of 4,829,512 additional shares of the Issuer’s Common Stock on October 24, 2007, pursuant to the terms and conditions of the Purchase Agreement (as defined in Item 3 below). Lacuna LLC serves as the sole general partner of Lacuna Hedge GP, which serves as the sole general partner of Lacuna Hedge. Neither Lacuna LLC nor Lacuna Hedge GP directly owns any securities of the Issuer. Lacuna Hedge GP and Lacuna LLC may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Lacuna Hedge but disclaim beneficial ownership except to their pecuniary interest therein.
(3) This percentage is calculated based upon 322,985,524 shares of the Issuer’s Common Stock outstanding as of October 24, 2007, as represented by the Issuer.

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Lacuna Ventures GP LLLP IRS ID No.: 20-5598746

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑ (1)

3.	SEC USE ONLY

4.	Source of Funds (See Instructions)

WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

Delaware, United States of America

	7	Sole Voting Power

Number of		0

Shares	8	Shared Voting Power
Beneficially
Owned by		71,275,317 shares of Common Stock (2)

Each	9	Sole Dispositive Power
Reproting
Person		0

With:	10	Shared Dispositive Power

71,275,317 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

71,275,317 shares of Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

22.1%(3)

14.	Type of Reporting Person (See Instructions)

PN
(1) This Amendment No. 1 to Schedule 13D is filed by Lacuna Venture Fund, LLLP (“Lacuna Venture”), Lacuna Hedge Fund LLLP (“Lacuna Hedge”), Lacuna Ventures GP LLLP (“Lacuna Ventures GP), Lacuna Hedge GP LLLP (“Lacuna Hedge GP”), and Lacuna, LLC (“Lacuna LLC” and, together with Lacuna Venture, Lacuna Hedge, Lacuna Ventures GP and Lacuna Hedge GP, the “Lacuna Entities”). The Lacuna Entities expressly disclaim status as a “group” for purposes of this Amendment No. 1 to Schedule 13D.
(2) Includes 49,577,765 shares of the Issuer’s Common Stock issued upon the exercise of a warrant held by Lacuna Venture and the purchase by Lacuna Venture of 6,050,806 additional shares of the Issuer’s Common Stock on October 24, 2007, pursuant to the terms and conditions of the Purchase Agreement (as defined in Item 3 below). Lacuna LLC serves as the sole general partner of Lacuna Ventures GP, which serves as the sole general partner of Lacuna Venture. Neither Lacuna LLC nor Lacuna Ventures GP directly owns any securities of the Issuer. Lacuna Ventures GP and Lacuna LLC may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Lacuna Venture but disclaim beneficial ownership except to their pecuniary interest therein.
(3) This percentage is calculated based upon 322,985,524 shares of the Issuer’s Common Stock outstanding as of October 24, 2007, as represented by the Issuer.

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Lacuna Hedge GP LLLP IRS ID No.: 20-3982314

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑ (1)

3.	SEC USE ONLY

4.	Source of Funds (See Instructions)

WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

Delaware, United States of America

	7	Sole Voting Power

Number of		0

Shares	8	Shared Voting Power
Beneficially
Owned by		56,356,875 shares of Common Stock (2)

Each	9	Sole Dispositive Power
Reproting
Person		0

With:	10	Shared Dispositive Power

56,356,875 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

56,356,875 shares of Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

17.5%(3)

14.	Type of Reporting Person (See Instructions)

PN
(1) This Amendment No. 1 to Schedule 13D is filed by Lacuna Venture Fund, LLLP (“Lacuna Venture”), Lacuna Hedge Fund LLLP (“Lacuna Hedge”), Lacuna Ventures GP LLLP (“Lacuna Ventures GP), Lacuna Hedge GP LLLP (“Lacuna Hedge GP”), and Lacuna, LLC (“Lacuna LLC” and, together with Lacuna Venture, Lacuna Hedge, Lacuna Ventures GP and Lacuna Hedge GP, the “Lacuna Entities”). The Lacuna Entities expressly disclaim status as a “group” for purposes of this Amendment No. 1 to Schedule 13D.
(2) Includes 39,166,435 shares of the Issuer’s Common Stock issued upon the exercise of a warrant held by Lacuna Hedge and the purchase by Lacuna Hedge of 4,829,512 additional shares of the Issuer’s Common Stock on October 24, 2007, pursuant to the terms and conditions of the Purchase Agreement (as defined in Item 3 below). Lacuna LLC serves as the sole general partner of Lacuna Hedge GP, which serves as the sole general partner of Lacuna Hedge. Neither Lacuna LLC nor Lacuna Hedge GP directly owns any securities of the Issuer. Lacuna Hedge GP and Lacuna LLC may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Lacuna Hedge but disclaim beneficial ownership except to their pecuniary interest therein.
(3) This percentage is calculated based upon 322,985,524 shares of the Issuer’s Common Stock outstanding as of October 24, 2007, as represented by the Issuer.

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Lacuna, LLC IRS ID No.: 20-3982096

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑ (1)

3.	SEC USE ONLY

4.	Source of Funds (See Instructions)

WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

Delaware, United States of America

	7	Sole Voting Power

Number of		0

Shares	8	Shared Voting Power
Beneficially
Owned by		127,632,192 shares of Common Stock (2)

Each	9	Sole Dispositive Power
Reproting
Person		0

With:	10	Shared Dispositive Power

127,632,192 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

127,632,192 shares of Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

39.5%(3)

14.	Type of Reporting Person (See Instructions)

OO
(1) This Amendment No. 1 to Schedule 13D is filed by Lacuna Venture Fund, LLLP (“Lacuna Venture”), Lacuna Hedge Fund LLLP (“Lacuna Hedge”), Lacuna Ventures GP LLLP (“Lacuna Ventures GP), Lacuna Hedge GP LLLP (“Lacuna Hedge GP”), and Lacuna, LLC (“Lacuna LLC” and, together with Lacuna Venture, Lacuna Hedge, Lacuna Ventures GP and Lacuna Hedge GP, the “Lacuna Entities”). The Lacuna Entities expressly disclaim status as a “group” for purposes of this Amendment No. 1 to Schedule 13D.
(2) Includes an aggregate of 88,744,200 shares of the Issuer’s Common Stock issued upon the exercise of warrants held by Lacuna Venture and Lacuna Hedge and additional purchases by Lacuna Venture and Lacuna Hedge of an aggregate of 10,880,318 shares of the Issuer’s Common Stock o October 24, 2007, pursuant to the term and conditions of the Purchase Agreement (as defined in Item 3 below). Lacuna LLC serves as the sole general partner of Lacuna Ventures GP, which serves as the sole general partner of Lacuna Venture. Lacuna LLC also serves as the sole general partner of Lacuna Hedge GP, which serves as the sole general partner of Lacuna Hedge. Lacuna LLC, Lacuna Ventures GP and Lacuna Hedge GP do not directly own any securities of the Issuer. Lacuna Ventures GP and Lacuna LLC may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Lacuna Venture but disclaim beneficial ownership except to their pecuniary interest therein. Lacuna Hedge GP and Lacuna LLC may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Lacuna Hedge but disclaim beneficial ownership except to their pecuniary interest therein.
(3) This percentage is calculated based upon 322,985,524 shares of the Issuer’s Common Stock outstanding as of October 24, 2007, as represented by the Issuer.

Item 1. Security and Issuer
(a) This statement on Amendment No. 1 to Schedule 13D relates to the Common Stock, par value $0.001 per share (“Common Stock”) of Intraop Medical Corporation, a Nevada corporation (the “Issuer”).
(b) The principal executive offices of the Issuer are located at 570 Del Ray Avenue, Sunnyvale, California.
Item 2. Identity and Background
(a) The entities filing this statement are Lacuna Venture Fund LLLP (“Lacuna Venture Fund”), Lacuna Hedge Fund LLLP (“Lacuna Hedge Fund”), Lacuna Ventures GP LLLP (“Lacuna Ventures GP”), Lacuna Hedge GP LLLP (“Lacuna Hedge GP”), and Lacuna, LLC (“Lacuna LLC” and, collectively with Lacuna Venture Fund, Lacuna Hedge Fund, Lacuna Ventures GP and Lacuna Hedge GP, the “Lacuna Entities”). The Lacuna Entities are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this joint filing nor anything contained herein shall be deemed an admission by the Lacuna Entities that such a “group” exists.
(b) The address of the principal place of business of each of the Lacuna Entities is c/o Lacuna, LLC, 1100 Spruce Street, Suite 202, Boulder, CO 80302.
(c) The principal business of each of the Lacuna Entities is the venture capital investment business.
(d) During the last five years, none of the Lacuna Entities or the Listed Persons (as defined below), to the knowledge of the Lacuna Entities, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, none of the Lacuna Entities or the Listed Persons (as defined below), to the knowledge of the Lacuna Entities, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Lacuna Venture Fund, Lacuna Hedge Fund, Lacuna Ventures GP and Lacuna Hedge GP are Delaware limited liability limited partnerships. Lacuna LLC is a Delaware limited liability company.
In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the members and each other person controlling Lacuna LLC, the general partner of Lacuna Ventures GP, the general partner of Lacuna Ventures, and Lacuna Hedge GP, the general partner of Lacuna Hedge (the “Listed Persons”) required by Item 2 of Schedule 13D is listed on Schedule I hereto and is incorporated by reference herein.
Item 3. Source and Amount of Funds or Other Consideration
Pursuant to the terms of that certain Common Stock and Warrant Purchase Agreement, dated as of August 17, 2007 (the “Purchase Agreement”), by and between the Issuer, Lacuna Venture Fund, Lacuna Hedge Fund and various other investors (the “Investors”), Lacuna Venture Fund and Lacuna Hedge Fund purchased an aggregate of 28,007,674 shares of the Common Stock of the Issuer (the “Initial Shares”) on August 17, 2007, together with associated warrants (the “Warrants”) to purchase an aggregate of 88,744,200 shares of the Common Stock of the Issuer, with an exercise price of $0.00 per share, for an aggregate purchase price of $2,704,574.49. On October 24, 2007, pursuant to the terms and conditions of the Purchase Agreement, Lacuna Venture Fund and Lacuna Hedge Fund exercised its Warrants for an aggregate of 88,744,200 shares of the Issuer’s Common Stock for no additional consideration and purchased an aggregate of 10,880,318 additional shares of the Issuer’s Common Stock (the “Additional Shares” and, together with the Initial Shares, the “Shares”) for the purchase price of $870,425.51.
The sale of the Shares and Warrants to Lacuna Venture Fund and Lacuna Hedge Fund described above was part of a private placement by the Issuer to a number of affiliated investors (including Lacuna Venture Fund and Lacuna Hedge Fund). The initial closing of the transaction occurred on August 17, 2007 and the second closing occurred on October 24, 2007. Prior to entering into the Purchase Agreement, none of the Lacuna Entities beneficially owned any securities or right to acquire securities of the Issuer.
The funds used by Lacuna Venture Fund and Lacuna Hedge Fund to acquire the securities described herein were obtained from capital contributions by their partners and from direct capital commitments by the Lacuna Entities.
References to and descriptions of the transaction as set forth in this Item 3 are qualified in their entirety by reference to the forms of the Purchase Agreement and the Warrant attached as exhibits to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 23, 2007, which documents are incorporated by reference in their entirety in this Item 3.

Item 4. Purpose of Transaction
The Lacuna Entities agreed to purchase the Shares and the Warrants for investment purposes.
As conditions to entering into the Purchase Agreement, the Investors required the Issuer to, among other things: (i) exchange certain of its convertible debentures, short-term debentures and short-term promissory notes into securities of the Issuer; (ii) cancel certain warrants related to such debentures and promissory notes, (iii) reprice certain warrants related to such debentures and promissory notes; (iv) terminate the registration rights agreements related to such debentures and warrants; (v) exchange certain outstanding accounts payable and accrued liabilities into securities of the Issuer; and (vi) reduce the exercise price of warrants held by holders of senior debentures.
Under the terms of the Purchase Agreement, the Investors agreed to purchase an aggregate of 42,081,556 shares of the Common Stock of the Issuer directly from the Issuer, 10,178,571 shares of Common Stock of the Issuer directly from existing stockholders of the Issuer, and Warrants to purchase an aggregate of 165,589,736 shares of Common Stock of the Issuer, at an exercise price of $0.00 per share. The Warrants were exercisable upon the satisfaction by the Issuer of certain conditions set forth in the Purchase Agreement, which included obtaining the approval of its stockholders to amend the Issuer’s Amended and Restated Articles of Incorporation to increase the authorized number of shares of Common Stock of the Issuer to 500,000,000. The Issuer obtained the requisite stockholder approval of the Restated Articles on October 15, 2007, at the Issuer’s Annual Meeting of the Stockholders. On October 24, 2007, pursuant to the terms and conditions of the Purchase Agreement, the Investors purchased an aggregate of 20,418,444 additional shares of the Issuer’s Common Stock for the aggregate purchase price of $1,633,475.52, and exercised the Warrants for an aggregate 165,589,736 shares of the Issuer’s Common Stock for no additional consideration.
Upon the initial closing of the Purchase Agreement on August 17, 2007, John P. Matheu and Theodore L. Phillips resigned as members of the Board of Directors of the Issuer and Rawleigh Ralls, Oliver Janssen and Greg Koonsman, each affiliated with an Investor, were appointed as new members of the Board of Directors of the Issuer. Rawleigh Ralls is a member and managing director of Lacuna LLC, which is the general partner of Lacuna Ventures GP and Lacuna Hedge GP. Lacuna Ventures GP is the general partner of Lacuna Venture and Lacuna Hedge GP is the general partner of Lacuna Hedge.
Lacuna LLC is the general partner of Lacuna Ventures GP, which is the general partner of Lacuna Venture. Lacuna LLC and Lacuna Ventures GP may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Lacuna Venture but disclaim beneficial ownership except to their pecuniary interest therein. Lacuna LLC is the general partner of Lacuna Hedge GP, which is the general partner of Lacuna Hedge. Lacuna LLC and Lacuna Hedge GP may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Lacuna Hedge but disclaim beneficial ownership except to their pecuniary interest therein.
Subject to applicable legal requirements, one or more of the Lacuna Entities may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Lacuna Entities’ ownership of the Issuer’s securities, other opportunities available to the Lacuna Entities, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Lacuna Entities may dispose of all or a portion of their securities of the Issuer at any time, subject to applicable securities law. Each of the Lacuna Entities reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.
Other than as described above in this Item 4, none of the Lacuna Entities have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.
Item 5. Interest in Securities of the Issuer
The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this Amendment No. 1 to Schedule 13D is provided as of October 24, 2007:

		Sole			Sole	Shared
	Shares Held	Voting	Shared Voting		Dispositive	Dispositive		Beneficial		Percentage
Lacuna Entity(1)	Directly	Power	Power		Power	Power		Ownership		of Class (2)
Lacuna Venture Fund LLLP	71,275,317	0	71,275,317	(3)	0	71,275,317	(3)	71,275,317	(3)	22.1%

Lacuna Hedge Fund LLLP	56,356,875	0	56,356,875	(4)	0	56,356,875	(4)	56,356,875	(4)	17.5%

Lacuna Ventures GP LLLP	0	0	71,275,317	(3)	0	71,275,317	(3)	71,275,317	(3)	22.1%

Lacuna Hedge GP LLLP	0	0	56,356,875	(4)	0	56,356,875	(4)	56,356,875	(4)	17.5%

Lacuna, LLC	0	0	127,632,192	(5)	0	127,632,192	(5)	127,632,192	(5)	39.5%

(1)	Lacuna Ventures GP LLLP (“Lacuna Ventures GP”), Lacuna Hedge GP LLLP (“Lacuna Hedge GP”), and Lacuna, LLC (“Lacuna LLC”) own no securities of the Issuer directly. Lacuna Ventures GP is the general partner of Lacuna Venture Fund LLLP (“Lacuna Venture”), Lacuna Hedge GP is the general partner of Lacuna Hedge LLLP (“Lacuna Hedge” and collectively with Lacuna Ventures, Lacuna Ventures GP, Lacuna Hedge GP and Lacuna LLC, the “Lacuna Entities”), and Lacuna, LLC is the general partner of Lacuna Venture GP and Lacuna Hedge GP.

(2)	This percentage is calculated based upon 322,985,524 shares of the Issuer’s Common Stock outstanding as of October 24, 2007, as represented by the Issuer.

(3)	Includes 49,577,765 shares of the Issuer’s Common Stock issued upon the exercise of a warrant held by Lacuna Venture and the purchase of 6,050,806 additional shares of the Issuer’s Common Stock on October 24, 2007, pursuant to the terms and conditions of the Purchase Agreement (as defined in Item 3 above). Lacuna LLC serves as the sole general partner of Lacuna Ventures GP, which serves as the sole general partner of Lacuna Venture. Neither Lacuna LLC nor Lacuna Ventures GP directly owns any securities of the Issuer. Lacuna Ventures GP and Lacuna LLC may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Lacuna Venture but disclaim beneficial ownership except to their pecuniary interest therein.

(4)	Includes 39,166,435 shares of the Issuer’s Common Stock issued upon the exercise of a warrant held by Lacuna Hedge and the purchase by Lacuna Hedge of 4,829,512 additional shares of the Issuer’s Common Stock on October 24, 2007, pursuant to the terms and conditions of the Purchase Agreement (as defined in Item 3 above). Lacuna LLC serves as the sole general partner of Lacuna Hedge GP, which serves as the sole general partner of Lacuna Hedge. Neither Lacuna LLC nor Lacuna Hedge GP directly owns any securities of the Issuer. Lacuna Hedge GP and Lacuna LLC may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Lacuna Hedge but disclaim beneficial ownership except to their pecuniary interest therein.

(5)	Includes an aggregate of 88,744,200 shares of the Issuer’s Common Stock issued upon the exercise of warrants held by Lacuna Venture and Lacuna Hedge and additional purchases by Lacuna Venture and Lacuna Hedge of an aggregate of 10,880,318 shares of the Issuer’s Common Stock on October 24, 2007, pursuant to the term and conditions of the Purchase Agreement (as defined in Item 3 above). Lacuna LLC serves as the sole general partner of Lacuna Ventures GP, which serves as the sole general partner of Lacuna Venture. Lacuna LLC also serves as the sole general partner of Lacuna Hedge GP, which serves as the sole general partner of Lacuna Hedge. Lacuna LLC, Lacuna Ventures GP and Lacuna Hedge GP do not directly own any securities of the Issuer. Lacuna Ventures GP and Lacuna LLC may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Lacuna Venture but disclaim beneficial ownership except to their pecuniary interest therein. Lacuna Hedge GP and Lacuna LLC may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Lacuna Hedge but disclaim beneficial ownership except to their pecuniary interest therein.
Rawleigh Ralls, a member and managing director of Lacuna, LLC, is a recently elected member of the Board of Directors of the Issuer. Mr. Ralls does not own any securities of the Issuer directly.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference.
In connection with the Purchase Agreement, the Issuer entered into a Rights Agreement with certain investors, including Lacuna Venture Fund and Lacuna Hedge Fund, dated August 17, 2007, which provides for the registration of the Shares upon the occurrence of certain events. The Rights Agreement was amended by the parties thereto pursuant to an Amendment to Rights Agreement, dated August 27, 2007 (the “Amendment”). References to and descriptions of the Rights Agreement and the Amendment as set forth in this Item 6 are qualified in their entirety by reference to (i) the form of the Rights Agreement attached as an exhibit to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 23, 2007, and (ii) the form of Amendment attached to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 30, 2007, which documents are incorporated by reference in their entirety in this Item 6.
Other than as described in this Amendment No. 1 to Schedule 13D, to the best of the Lacuna Entities’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

Exhibit A:	Form of Common Stock and Warrant Purchase Agreement between the Issuer and certain Investors, dated August 17, 2007 (Incorporated by reference to Exhibit 10.34 to the Issuer’s Current Report on Form 8-K filed on August 23, 2007 (SEC File No. 000-49735)).

Exhibit B:	Form of Rights Agreement between the Issuer and certain Investors, dated August 17, 2007, as amended on August 27, 2007 (Incorporated by reference to (i) Exhibit 10.41 to the Issuer’s Current Report on Form 8-K filed on August 23, 2007 (SEC File No. 000-49735) and (ii) Exhibit 10.43 to the Issuer’s Current Report on Form 8-K filed on October 30, 2007 (SEC File No. 000-49735)).

Exhibit C:	Form of Warrant, dated August 17, 2007 (Incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed on August 23, 2007 (SEC File No. 000-49735)).

Exhibit D:	Agreement pursuant to 13d-1(k)(1) among Lacuna Venture Fund LLLP, Lacuna Hedge Fund LLLP, Lacuna Ventures GP LLLP, Lacuna Hedge GP LLLP, and Lacuna, LLC.

SIGNATURE
      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
      EXECUTED this 26th day of October, 2007.

LACUNA VENTURE FUND LLLP
By: Lacuna Ventures GP LLLP, its general partner
By: Lacuna, LLC, its general partner

/s/ J.K. Hullett, Member

J.K. Hullett, Member

LACUNA HEDGE FUND LLLP
By: Lacuna Hedge GP LLLP, its general partner
By: Lacuna, LLC, its general partner

/s/ J.K. Hullett, Member

J.K. Hullett, Member

LACUNA VENTURES GP LLLP
By: Lacuna, LLC, its general partner

/s/ J.K. Hullett, Member

J.K. Hullett, Member

LACUNA HEDGE GP LLLP
By: Lacuna, LLC, its general partner

/s/ J.K. Hullett, Member

J.K. Hullett, Member

LACUNA, LLC

/s/ J.K. Hullett, Member

J.K. Hullett, Member
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)\

SCHEDULE I
MEMBERS OF LACUNA, LLC
Set forth below, with respect to each member of Lacuna, LLC are the following: (a) name; (b) business address; (c) principal occupation or employment; and (d) citizenship.
Rawleigh Ralls
c/o Lacuna, LLC
1100 Spruce Street, Suite 202
Boulder, CO 80302
Principal Occupation: Making venture capital and similar investments.
Citizenship: United States of America
J.K. Hullett
c/o Lacuna, LLC
1100 Spruce Street, Suite 202
Boulder, CO 80302
Principal Occupation: Making venture capital and similar investments.
Citizenship: United States of America
Richard O’Leary
c/o Lacuna, LLC
1100 Spruce Street, Suite 202
Boulder, CO 80302
Principal Occupation: Making venture capital and similar investments.
Citizenship: United States of America
Wink Jones
c/o Lacuna, LLC
1100 Spruce Street, Suite 202
Boulder, CO 80302
Principal Occupation: Making venture capital and similar investments.
Citizenship: United States of America
Sanford Keziah
c/o Lacuna, LLC
1100 Spruce Street, Suite 202
Boulder, CO 80302
Principal Occupation: Making venture capital and similar investments.
Citizenship: United States of America

EXHIBIT INDEX

Exhibit A:	Form of Common Stock and Warrant Purchase Agreement between the Issuer and certain Investors, dated August 17, 2007 (Incorporated by reference to Exhibit 10.34 to the Issuer’s Current Report on Form 8-K filed on August 23, 2007 (SEC File No. 000-49735)).

Exhibit B:	Form of Rights Agreement between the Issuer and certain Investors, dated August 17, 2007, as amended on August 27, 2007 (Incorporated by reference to (i) Exhibit 10.41 to the Issuer’s Current Report on Form 8-K filed on August 23, 2007 (SEC File No. 000-49735) and (ii) Exhibit 10.43 to the Issuer’s Current Report on Form 8-K filed on October 30, 2007 (SEC File No. 000-49735)).

Exhibit C:	Form of Warrant, dated August 17, 2007 (Incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed on August 23, 2007 (SEC File No. 000-49735)).

Exhibit D:	Agreement pursuant to 13d-1(k)(1) among Lacuna Venture Fund LLLP, Lacuna Hedge Fund LLLP, Lacuna Ventures GP LLLP, Lacuna Hedge GP LLLP, and Lacuna, LLC.